UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Imagis Technologies Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
45246M100
(CUSIP Number)
Wayne Smith Suite 1630, 1075 West Georgia Street Vancouver, British Columbia Canada V6E 3C9 (604) 684-2449
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45246M100	13D	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Roy Trivett
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

2,342,037

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,342,037

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342,037
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 45246M100	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This statement relates to common shares, without par value, of Imagis Technologies Inc., a corporation formed under the laws of the province of British Columbia, Canada (the “Issuer”), whose principal executive offices are located at Suite 1630, 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9 Canada.

Item 2.  Identity and Background.

(a)

Roy Trivett

(b)

2683 Country Woods Drive, Surrey, British Columbia V3S OE6

(c)

President; Imagis Technologies Inc.; Software company; Suite 1630, 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9 Canada.

(d)

Mr. Trivett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Trivett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Canada

Item 3.  Source and Amount of Funds or Other Consideration.

In a private placement of units (“Units”) of the Issuer that closed on April 28, 2004, with each Unit consisting of one common share and one warrant to purchase one common share, Mr. Trivett acquired 900,000 common shares and 900,000 warrants to purchase one common share.  The aggregate amount paid by Mr. Trivett from his personal funds for the Units was Cdn$360,000.

In order to purchase the common shares underlying the warrants, Mr. Trivett must pay the exercise price for such securities.  The information contained in Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 3.

In order to purchase the common shares subject to the stock options, Mr. Trivett must pay the exercise price for such securities.  The information contained in Section 1 in Exhibit 2 and Section 1 in Exhibit 3 listed in Item 7 below is hereby incorporated by reference to this Item 3.

In a debt settlement transaction with the Issuer that closed on April 29, 2004, Trivett Holdings Ltd., a corporation in which Mr. Trivett is the sole shareholder, officer and director, acquired 325,000 common shares.  Such common shares were issued to Mr. Trivett in consideration for the satisfaction of the debts owed to Mr. Trivett by the Company that totaled Cdn$130,000, which represented Mr. Trivett’s salary that was in arrears from July 15, 2003 until March 31, 2004.

CUSIP No. 45246M100	13D	Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

In a private placement of Units of the Issuer, Mr. Trivett acquired 900,000 common shares and 900,000 warrants to purchase one common share.  The information contained in Exhibit 1 in Item 7 below is hereby incorporated by reference to this Item 4.  Mr. Trivett purchased these securities for investment purposes.

Certain of the common shares beneficially owned by Mr. Trivett are subject to stock options that were granted to Mr. Trivett by the Issuer as a result of his position with the Issuer.  The information contained in the recitals of Exhibit 2 and the recitals of Exhibit 3 in Item 7 below is hereby incorporated by reference to this Item 4.

In a debt settlement transaction with the Issuer that closed on April 29, 2004, Trivett Holdings Ltd., a corporation in which Mr. Trivett is the sole shareholder, officer and director, acquired 325,000 common shares.  Such common shares were issued to Mr. Trivett in consideration for the satisfaction of the debts owed to Mr. Trivett by the Company that totaled Cdn$130,000, which represented Mr. Trivett’s salary that was in arrears from July 15, 2003 until March 31, 2004.

Item 5.  Interest in Securities of the Issuer.

(a)

Mr. Trivett is the beneficial owner of 2,342,097 common shares, or 14.1% of the Issuer’s outstanding common shares as of April 29, 2004, which includes (i) 217,037 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.78 per share; (ii) 900,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.50 per share until April 28, 2005 and are exercisable from April 29, 2005 until April 28, 2006 at an exercise price of Cdn$0.75 per share; and (iii) 325,000 common shares held by Trivett Holdings Ltd.,  a corporation in which Mr. Trivett is the sole shareholder, officer and director.

(b)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote of 2,342,097 common shares, which includes 217,037 common shares issuable pursuant to stock options under the Issuer’s stock option plan, 900,000 common shares issuable upon the exercise of warrants and 325,000 common shares held by Trivett Holdings Ltd., a corporation in which Mr. Trivett is the sole shareholder, officer and director.

(ii)

Shared power to vote or to direct the vote of 0 common shares.

(iii)

Sole power to dispose or to direct the disposition of 2,342,097 common shares, which includes 217,037 common shares issuable pursuant to stock options

CUSIP No. 45246M100	13D	Page 5 of 6 Pages

under the Issuer’s stock option plan, 900,000 common shares issuable upon the exercise of warrants and 325,000 common shares held by Trivett Holdings Ltd., a corporation in which Mr. Trivett is the sole shareholder, officer and director.

(iv)

Shared power to dispose or to direct the disposition of 0 common shares.

(c)

Except as described in Item 3 above, Mr. Trivett did not effect any transactions in the Issuer’s common shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Trivett may acquire 217,037 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.78 per share.  Mr. Trivett may acquire 900,000 common shares of the Issuer underlying warrants that are immediately exercisable at an exercise price of Cdn$0.50 per share until April 28, 2005 and are exercisable from April 29, 2005 until April 28, 2006 at an exercise price of Cdn$0.75 per share.

Item 7.  Material to be Filed as Exhibits.

1.

Warrant dated April 28, 2004 issued to Mr. Trivett

2.

Amended Stock Option Agreement dated December 5, 2003 between the Issuer and Mr. Trivett

3.

Stock Option Agreement dated February 3, 2004 between the Issuer and Mr. Trivett

CUSIP No. 45246M100	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

May 7, 2004

_/s/ Roy Trivett Roy Trivett